Exhibit (a)(5)(L)

PRESS RELEASE

December 21, 2015

PKN ORLEN’S OFFER FOR FX ENERGY, INC. SHARES OF COMMON STOCK IS SUCCESSFUL FOLLOWING THE EXPIRATION OF THE SUBSEQUENT OFFERING PERIOD

WARSAW, Poland — December 21, 2015 — Polski Koncern Naftowy ORLEN S.A. (WSE: PKN) (“PKN ORLEN”) through its indirectly wholly owned subsidiary, Kiwi Acquisition Corp. (“Merger Sub”), a wholly owned subsidiary of ORLEN Upstream Sp. z o.o., a Polish private limited company (“Parent”), today announced the successful completion of Merger Sub’s all cash tender offer (the “Tender Offer”) for all issued and outstanding shares of common stock of FX Energy, Inc. (NASDAQ: FXEN) (the “Company”).

The subsequent offering period expired at 5:00 p.m., Eastern Time, on Friday, December 18, 2015.  Fidelity Transfer Company, the Company’s transfer agent, indicated that, as of 5:30 p.m., Eastern Time, on Friday, December 18, 2015, 54,867,784 shares of common stock of the Company were issued and outstanding.  Based on information provided by Computershare Trust Company, N.A., the depositary for the Tender Offer, an additional 5,988,810 shares of common stock of the Company (approximately 10.91% of the shares of common stock of the Company issued and outstanding) had been validly tendered during the subsequent offering period pursuant to the Tender Offer as of 5:00 p.m., Eastern Time, on Friday, December 18, 2015.  Merger Sub has accepted for payment all such shares, and payment for such shares will be made promptly in accordance with the terms of the Tender Offer.  As a result of the subsequent offering period, based on information provided by Computershare Trust Company, N.A., a total of 42,912,630 shares of common stock of the Company (approximately 78.21% of the shares of common stock of the Company issued and outstanding) had been validly tendered and had not been validly withdrawn pursuant to the Tender Offer and have been accepted by Parent for payment.

Parent will acquire the remaining outstanding shares of common stock of the Company by means of a merger (the “Merger”) of Merger Sub with and into the Company.  In the Merger, each outstanding share of common stock of the Company not tendered and purchased in the Tender Offer (including during the subsequent offering period) will be converted into the right to receive the same $1.15 per share price, net to such holder of common stock in cash, without interest thereon and less any required withholding taxes, provided in the Tender Offer.

Merger Sub owns less than 90% of the outstanding shares of common stock of the Company following the subsequent offering period and the top-up option granted to Merger Sub pursuant to the Merger Agreement (as defined below) is not exercisable.  As such, the Company will convene a meeting of the holders of its common stock to approve the Merger. As a result of Merger Sub’s acceptance for purchase of a majority of the outstanding shares of common stock of the Company pursuant to the Tender Offer, Merger Sub has sufficient voting power to approve the Merger without the affirmative vote of any other Company stockholder at such stockholders meeting. Parent and Merger Sub have agreed that they will vote all shares of common stock then owned by them in favor of approval of the Merger. Accordingly, approval of the Merger at the stockholders meeting is assured.

The Tender Offer was made pursuant to an Offer to Purchase dated October 27, 2015 (the “Offer to Purchase”) and in connection with an Agreement and Plan of Merger as of October 13, 2015 CET (October 12, 2015 MST) (the “Merger Agreement”) among the Company, Parent and Merger Sub. PKN ORLEN and the Company first announced this transaction on October 13, 2015.

About PKN ORLEN

PKN ORLEN (WSE: PKN) is one of the largest petroleum and petrochemical corporations in Central and Eastern Europe and the largest one in Poland in terms of revenues. For the year ended December 31, 2014, PKN ORLEN reported consolidated revenue of approximately USD 33 billion and consolidated assets of approximately USD 13 billion. PKN ORLEN is one of the blue chip stocks traded on the Warsaw Stock Exchange and its market capitalization as of December 18, 2015 was approximately USD 7.1 billion. PKN ORLEN operates six refineries and the region’s largest network of service stations located in Poland, the Czech Republic, Germany and Lithuania. PKN ORLEN also processes crude oil into gasoline, diesel oil, fuel oil and aviation fuel, is a leading producer of petrochemicals, and its products are used as basic feedstocks by a large number of chemical companies across the region. PKN ORLEN and its subsidiaries employ more than 20,000 people. For more information, visit www.orlen.pl.

Additional Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The Tender Offer is being made pursuant to a Tender Offer Statement (including an Offer to Purchase, Letter of Transmittal and related Tender Offer documents), which was filed by Merger Sub, a wholly-owned subsidiary of Parent and an indirectly wholly-owned subsidiary of PKN ORLEN with the U.S. Securities and Exchange Commission (the “SEC”) on October 27, 2015, as amended. In addition, on October 27, 2015, the Company filed a Solicitation/Recommendation Statement on Schedule 14d-9, as amended, with the SEC related to the Tender Offer. The Tender Offer Statement, Offer to Purchase, Letter of Transmittal, Solicitation/Recommendation Statement and related documents contain important information that should be read carefully before any decision is made with respect to the Tender Offer. These materials are available at no charge on the SEC’s web site at www.sec.gov. The Tender Offer Statement and related materials may be obtained for free by directing a request by mail to Georgeson, Inc., 480 Washington Boulevard, 26th Floor Jersey City, NJ 07310 or by calling toll-free in the United States (888) 663-7851.

Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties concerning the parties’ ability to close the transaction and the expected closing date of the transaction. Actual events or results may differ materially from those described in this release due to a number of risks and uncertainties. These potential risks and uncertainties include, among others, the outcome of regulatory reviews of the proposed transaction and the ability of the parties to complete the transaction.

PKN ORLEN is not obligated to, and undertakes no obligation to, publicly update or revise any forward-looking statements to reflect events or circumstances after the date of this document. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. Statements regarding the expected date of closing of the Tender Offer are forward-looking statements and are subject to risks and uncertainties including among others: uncertainties as to the timing of the Tender Offer and the satisfaction of closing conditions, including the receipt of regulatory approvals. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

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